PRESENTATION

BETR
2024-2026
AI Business Transformation Review



BETR
Progress since going public



Better has grown its loan volume and revenues 2.5x since public listing…

Better's funded loan growth over the last 2 ½ years is translating into net revenue expansion

Funded Loan Volume by Category



Purchase
Refinance
HELOC
$661
$81M
$529M
$961
$77M
$794M
$1,035
$166M
$130M
$739M
$937
$172M
$175M
$590M
$868
$157M
$133M
$578M
$1,205
$240M
$162M
$803M
$1,210
$253M
$183M
$774M
$1,461
$204M
$537M
$720M
$1,645
$203M
$854M
$588M
$1,667
$294M
$549M
$824M
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

2.5x since Q1 2024

Net Revenue



% of Funded Loan Volume
Net Revenue
3.2%
3.3%
2.7%
2.6%
3.6%
3.5%
3.4%
2.9%
2.9%
3.3%
$21M
$3M
$16M
$31M
$4M
$3M
$24M
$28M
$4M
$3M
$22M
$24M
$3M
$4M
$17M
$31M
$3M
$4M
$25M
$42M
$3M
$37M
$42M
$3M
$36M
$42M
$1M
$38M
$47M
$1M
$45M
$55M
$1M
$51M
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26

2.6x since Q1 2024

Gain on loans, net · Other revenue · Net interest income

Source: Better Home & Finance public filings

…While Meaningfully Improving its Costs…

The company has effectively halved its operating expenses as a % of funded loan volume in two years and is on the glidepath to fully spreading fixed technology over sufficient funded volume



Funded Loan Volume & Total Operating Expenses
Operating Expenses % of Funded Loan Volume
Adj. Operating Expenses1
Funded Loan Volume
10.7%
7.4%
7.9%
7.0%
8.7%
6.0%
6.0%
5.4%
4.5%
4.5%
$71M
$661M
$71M
$962M
$82M
$1,035M
$65M
$936M
$75M
$868M
$73M
$1,205M
$72M
$1,210M
$76M
$1,461M
$75M
$1,645M
$76M
$1,667M
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26 2
Q2'26 2

Source: Better Home & Finance public filings; 1. Operating Costs adjusted to remove non-core items (restructuring, impairment, change in fair value of warrants & equity related liabilities, interest & amort. on non-funding debt, and costs related to the UK Banking Segment, which has been classified as Discontinued Operations in Q1 '26. 2. Q1 & Q2 '26 includes stock-based comp normalization of $18.7M & $9.5m, respectively, to equal the avg. of the prior 4 quarters. Stock-based comp was elevated in part due to a higher-than-normal performance-based equity award grant, which reflects the change in probability of achieving specified performance metrics to achieve vesting (per MD&A section of Q1 10-Q)

...and Expanding Contribution Margins

Improving economics at Better are coming from scale as well as improving marginal loan production costs which have come down ~12% in the last 5 quarters

Expenses per fund (D2C Channel)



CAC (excl. brand)
Sales Labor Costs
Ops Labor Costs
Data Costs
$6,733
$1,200
$1,268
$1,659
$2,606
$6,822
$831
$961
$1,532
$3,498
$6,492
$831
$854
$1,656
$3,151
$6,128
$831
$856
$1,567
$2,874
$5,915
$831
$719
$1,532
$2,833

	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
Total Mortgage Revenue per fund	$7,233	$7,886	$8,268	$8,398	$8,211
Total Variable Costs per fund	$6,733	$6,822	$6,492	$6,128	$5,915
Contribution Margin per fund	**$500**	**$1,064**	**$1,772**	**$2,270**	**$2,296**
Contribution Margin (%)	**6.9%**	**13.5%**	**21.5%**	**27.0%**	**28.0%**

Management expects contribution margins in the partnership channel to be in line with the D2C channel: lower revenue and costs per funded loan

Source: Better Home & Finance Q1 2026 Earnings Presentation

Partnership Developments

Better has aggressively diversified its distribution channels beyond direct-to-consumer (D2C), focusing on high-margin platform channel and "Powered by Better" licensing

New Partnerships							
stripe	credit karma	coinbase	OpenAI	FINANCE of AMERICA – MORTGAGE –	Top Five U.S Non-Bank Mortgage Originator	NEO HOME LOANS powered by Better	Bank/Major Fintech Partner
Capital Markets	*Software / Fulfillment / Capital Markets / Sales / Compliance*	*Capital Markets*	*Software*	*Software / Fulfillment*	*Software / Fulfillment*	*Software / Capital Markets / Compliance*	*Software/Fulfillment*
• Better HOME card allows funds to be spendable the moment a HELOC is funded • Virtual card available at funding • 1% cash back; a first for a HELOC product • Available to all approved Better HELOC customers Summer 2026	• Ramping volume across member base • Over 50 million customers • Mortgage broker-in-a-box • No upfront CAC spend • Tinman manifests offers through CK's app	• Launched the first Fannie Mae-eligible mortgage program allowing borrowers to pledge BTC or USDC as down payment collateral • Fannie Mae can purchase these loans like any other conforming mortgage	• Underwriting compressed <3 minutes • Launched ChatGPT for mortgages	• Live and scaling; integrating HELOC flow into reverse mortgage platform • Launching the first HELOC and HELOAN offerings to their customers • Partner to implement their own version custom of Betsy, eventually move all product offerings to Tinman	• Live and scaling in D2C division • Initially focusing on HELOCs & HELOANS with opportunities to expand • Fully integrating Tinman into partner's CRM to mine over $300B MSR bank	• Scaled and growing retail footprint • $2.9B run-rate at Q12026, up from $1.5B initially • Enabling in-market loan officers to scale efficiently using the Tinman platform • Sales cost per funded loan decreased 23% since beginning of partnership	• Mortgage-in-a-box software and fulfillment solution • Onboarding onto Tinman to power entire mortgage platform play across HELOC and Mortgage • Charged on a per-funded loan basis

Source: Better Home & Finance public filings

BETR

BETR
Q2 2026 Progress



Interest rates have risen significantly since Q1 2026 due to Iran Conflict

Freddie Mac Primary Mortgage Market Survey (PMMS), weekly 30-year fixed rate (Jan–Jul 2026)



6.60%
6.50%
6.40%
6.30%
6.20%
6.10%
6.00%
5.90%
Jan
Feb
Mar
Apr
May
Jun
Jul
6.11%
Q1 Average
5.98%
Low
6.41%
Q2 Average
6.7%
High / Latest

…driving down mortgage applications 35% from beginning-of-year highs

MBA Mortgage Applications Market Composite Index, weekly, seasonally adjusted (Jan–Jul 2026)



400
380
360
340
320
300
280
260
240
397.2
High
340.2
Q1 Average
278.8
Q2 Average
252.8
Low
259.1
Latest
Jan
Feb
Mar
Apr
May
Jun
Jul

Note: MBA Mortgage Application Index does not include HELOC applications.

Despite the challenging macro backdrop (high rates, low applications) the Company achieved improving financial trends in Q2'26 through increased distribution partnerships and AI enhancements

▲ 14% Increase in Loan Units (incl. HELOCs/CES) QoQ
▲ 15% Increase in Revenue (incl. HELOCs / CES) QoQ
▲ 26% Increase in Adj. EBITDA QoQ

($ in millions)	Q1 2026	Q2 2026	Better / (Worse)	
Avg. 30-year rate	6.11%	6.41%	*(30.5 bps)*	▼
Avg. MBA Application Index	340.2	278.8	(18.1%)	▼
Total Loan Units	5,017	5,725	14.1%	▲
HELOC Units	1,496	2,146	43.4%	▲
Loan Units Ex. HELOCs & CES	3,521	3,579	1.6%	▲
Total Loan Volume	$1,645	$1,667	1.4%	▲
HELOC Loan Volume	$204	$295	44.7%	▲
Loan Volume Ex. HELOCs & CES	$1,441	$1,373	(4.7%)	▼
Revenue	$47.5	$54.7	15.2%	▲
Adj. EBITDA [1]	($18.8)	($14.0)	25.7%	▲

Note: MBA Mortgage Application Index does not include HELOC applications.
(1) Adj. EBITDA includes a $6.2M TRID reserve release on loans made prior to June 2022. Excl. the TRID reversal, Adj. EBITDA would have been ($20.2M).

Breakeven Profitability is on the Horizon. Iran conflict deferred but not deterred path to profitability and continued growth

Better has guided to achieving Adj. EBITDA breakeven in the near-term, supported by steady volume growth and meaningful expense cutting initiatives. If not for the Iran Conflict increasing interest rates and dampening volumes by 35% we would already be generating $5MM - $10 MM in monthly profits.

	Q1'26A	Q2'26A	Breakeven Point
Total Funded Loan Volume	**$1,645,000**	**$1,667,300**	**$2,000,000**
Gain on loans, net	$44,801	$51,488	$61,000
As % of Total Funded Loan Volume	*2.72%*	*3.09%*	*3.05%*
Other revenue	1,142	1,094	1,500
As % of Total Funded Loan Volume	*0.07%*	*0.07%*	*0.08%*
Net interest income	1,554	2,120	2,500
As % of Total Funded Loan Volume	*0.09%*	*0.13%*	*0.13%*
Total Net Revenue	**$47,497**	**$54,702**	**$65,000**
As % of Total Funded Loan Volume	*2.89%*	*3.28%*	*3.25%*
(-) Variable Costs	(26,200)	(27,485)	(28,000)
As % of Total Funded Loan Volume	*(1.59%)*	*(1.65%)*	*(1.40%)*
(-) Normalized Fixed Costs	(40,076)	(41,205)	(37,000)
As % of Total Funded Loan Volume	*(2.44%)*	*(2.47%)*	*(1.85%)*
(-) D&A	(3,283)	(2,973)	(3,366)
(-) Stock-Based Comp	(23,795)	(14,585)	(5,934)
(-) Non-recurring Expenses [1]	(5,345)	144	-
(-) Discontinued Operations Expenses [2]	(23,331)	-	-
EBIT	**($74,533)**	**($31,402)**	**($9,300)**
(+) D&A & Stock-Based Comp	27,078	17,558	9,300
(+) Non-recurring Expenses [1]	5,345	(144)	-
(+) Discontinued Operations Expenses [2]	23,331	-	-
Adjusted EBITDA	**($18,779)**	**($13,988)**	**$0**

Breakeven Volume
Volume growing as Better gains traction in partnership channel

Slight decrease in GoS rate as mortgage products outpace the higher-margin HELOC product growth and platform channel grows

Continued shift towards platform channel

Mgmt.'s commitment to break-even will drive additional cost cuts beyond current initiatives if necessary, including corporate overhead, vendor rationalization, and sale of the UK Banking segment

Reaches Breakeven Profitability

1. Normalized for change in fair value of level 3 securities, restructuring & impairment expenses, and interest on non-funding debt; 2. Consists of Operating Expenses of the UK Banking Segment, excl. D&A

Building the definitive AI platform for home finance will be very valuable as we achieve scale.

- **YES, we have lost over $1.5 billion since we started 12 years ago.**

- **YES, we have had one full year of profitability in 2020 when we made over $200 MM EBITDA on over $860 MM in Revenue**.

- **BUT, we have climbed out of the abyss of 2022-2023 refinance bust to pivot the business from a D2C business to an AI platform business leveraging the unique learning dataset compiled on over $100bln of loans originated on one singular system.**

- **AND,** With the pivot to an AI platform business, we have 2.5x'ed the volume and revenue, 4x'ed the contribution margin and been driving progress towards profitability.

- **Most importantly**, Building the definitive AI platform for a $2 Trillion dollar market will be very valuable for shareholders and drive amazing savings for consumers. Let's continue that journey together.

DISRUPTIVE COMPANIES: LOSSES, LOW POINTS & VALUE CREATION

Company	Industry	Annual TAM / Industry Volume	Cumulative Losses Before Profitability	Lowest Market Cap (During Journey)	Current Market Cap (Approx.)	Current vs Low (Multiple)
amazon	Global Retail	~$25T+	~$2.5B	~$5B (2001 dot-com crash)	~$2.5T	500x
TESLA	Global Auto	~$4T+	~$6.1B	~$2B (2010–2013)	~$1T	500x
airbnb	Global Accommodations	~$1T	~$5B	~$50B (2022)	~$115B	2.3x
Uber	Ride Hailing / Local Transport	~$300B	~$32B	~$38B (2022)	~$145B	3.8x
Spotify	Recorded Music	~$30B	~$5B	~$17B (2022)	~$150B	9x
Palantir	Enterprise / Govt Analytics	~$250B	~$5.9B	~$14B (2022)	~$330B	24x
Better	U.S. Mortgage Origination	~$2–4.5T annually	~$1.5B	~$150M (Lowest Point)	~$440M	~3x

TAM = Total Addressable Market. Industry sizes represent approximate annual transaction volume or market size.

BETR Summary

- AI driven transformation underway driving volume, contribution margin growth with declining operating expense resulting in clear path to profitability for sole AI disrupter in mortgage industry.

- Tinman AI platform has scaled with some of the largest names in consumer finance, mortgage and AI. Further growth from partner volume penetration coming in next 6 quarters. Land and expand strategy bearing fruit.

- Investments in AI, in distribution diversification, in unique and innovative solutions like Home Card, Token Backed Mortgage, Betsy AI are entering payoff and scale stage. If it wasn't for the Iran Conflict impacting application flow and conversion rates, business would already be cash flow positive over $5 MM per month.

- Fixing a broken $2-$4.5 trillion industry takes time. The prize is well worth it. We have made amazing progress in the last 2 ½ years since going public. Lets us continue with the team that has made it happen.



SOCIAL MEDIA POSTS

You reposted



Luke @lukestocks0101 · 17h

$BETR

Better Home & Finance Holding ...
BETR **$13.85** -5.07%





...driving down mortgage applications 35% from beginning-of-year highs
MBA Mortgage Applications Market Composite Index, weekly, seasonally adjusted (Jan-Jul 2026)
400
380
360
340
320
300
280
260
240
397.2 High
340.2 Q1 Average
278.8 Q2 Average
252.8 Low
259.1 Latest
Jan
Feb
Mar
Apr
May
Jun
Jul
Note: MBA Mortgage Application Index does not include HELOC applications.

1 1 246

You reposted



Luke @lukestocks0101 · 17h

$BETR

Better

Better Home & Finance Holding ...

BETR **$13.85** -5.07%



Breakeven Profitability is on the Horizon. Iran conflict deferred but not deterred path to profitability and continued growth

Better has guided to achieving Adj. EBITDA breakeven in the near-term, supported by steady volume growth and meaningful expense cutting initiatives. If not for the Iran Conflict increasing interest rates and dampening volumes by 35% we would already be generating $5MM - $10 MM in monthly profits.

	Q1'26A	Q2'26A	Breakeven Point
Total Funded Loan Volume	**$1,645,000**	**$1,667,300**	**$2,000,000**
Gain on loans, net	$44,801	$51,488	$61,000
As % of Total Funded Loan Volume	*2.72%*	*3.09%*	*3.05%*
Other revenue	1,142	1,094	1,500
As % of Total Funded Loan Volume	*0.07%*	*0.07%*	*0.08%*
Net interest income	1,554	2,120	2,500
As % of Total Funded Loan Volume	*0.09%*	*0.13%*	*0.13%*
Total Net Revenue	**$47,497**	**$54,702**	**$65,000**
As % of Total Funded Loan Volume	*2.89%*	*3.28%*	*3.25%*
(-) Variable Costs	(26,200)	(27,485)	(28,000)
As % of Total Funded Loan Volume	*(1.59%)*	*(1.65%)*	*(1.40%)*
(-) Normalized Fixed Costs	(40,076)	(41,205)	(37,000)
As % of Total Funded Loan Volume	*(2.44%)*	*(2.47%)*	*(1.85%)*
(-) D&A	(3,283)	(2,973)	(3,366)
(-) Stock-Based Comp	(23,795)	(14,585)	(5,934)
(-) Non-recurring Expenses [1]	(5,345)	144	-
(-) Discontinued Operations Expenses [2]	(23,331)	-	-
EBIT	**($74,533)**	**($31,402)**	**($9,300)**
(+) D&A & Stock-Based Comp	27,078	17,558	9,300
(+) Non-recurring Expenses [1]	5,345	(144)	-
(+) Discontinued Operations Expenses [2]	23,331	-	-
Adjusted EBITDA	**($18,779)**	**($13,988)**	**$0**

Breakeven Volume
Volume growing as Better gains traction in partnership channel

Slight decrease in GoS rate as mortgage products outpace the higher-margin HELOC product growth and platform channel grows

Continued shift towards platform channel

Mgmt.'s commitment to break-even will drive additional cost cuts beyond current initiatives if necessary, including corporate overhead, vendor rationalization, and sale of the UK Banking segment

Reaches Breakeven Profitability

1. Normalized for change in fair value of level 3 securities, restructuring & impairment expenses, and interest on non-funding debt; 2. Consists of Operating Expenses of the UK Banking Segment, excl. D&A

You reposted

Luke @lukestocks0101 · 17h

$BETR

Better

Better Home & Finance Holding ...

BETR **$13.85** -5.07%



Building the definitive AI platform for home finance will be very valuable as we achieve scale.

- **YES, we have lost over $1.5 billion since we started 12 years ago.**
- **YES, we have had one full year of profitability in 2020 when we made over $200 MM EBITDA on over $860 MM in Revenue.**
- **BUT, we have climbed out of the abyss of 2022-2023 refinance bust to pivot the business from a D2C business to an AI platform business leveraging the unique learning dataset compiled on over $100bln of loans originated on one singular system.**
- **AND,** With the pivot to an AI platform business, we have 2.5x'ed the volume and revenue, 4x'ed the contribution margin and been driving progress towards profitability.
- **Most importantly**, Building the definitive AI platform for a $2 Trillion dollar market will be very valuable for shareholders and drive amazing savings for consumers. Let's continue that journey together.

DISRUPTIVE COMPANIES: LOSSES, LOW POINTS & VALUE CREATION

Company	Industry	Annual TAM / Industry Volume	Cumulative Losses Before Profitability	Lowest Market Cap (During Journey)	Current Market Cap (Approx.)	Current vs Low (Multiple)
amazon	Global Retail	~$25T+	~$2.5B	~$5B (2001 dot-com crash)	~$2.5T	500x
Tesla	Global Auto	~$4T+	~$6.1B	~$2B (2010–2013)	~$1T	500x
airbnb	Global Accommodations	~$1T	~$5B	~$50B (2022)	~$115B	2.3x
Uber	Ride Hailing / Local Transport	~$300B	~$32B	~$38B (2022)	~$145B	3.8x
Spotify	Recorded Music	~$30B	~$5B	~$17B (2022)	~$150B	9x
Palantir	Enterprise / Govt Analytics	~$250B	~$5.9B	~$14B (2022)	~$330B	24x
Better	U.S. Mortgage Origination	~$2–4.5T annually	~$1.5B	~$150M (Lowest Point)	~$440M	~3x

TAM = Total Addressable Market. Industry sizes represent approximate annual transaction volume or market size.

1 331

You reposted



Luke @lukestocks0101 · 17h

$BETR

Better

Better Home & Finance Holding ...

BETR **$13.85** -5.07%





BETR
BETR Summary
• AI driven transformation underway driving volume, contribution margin growth with declining operating expense resulting in clear path to profitability for sole AI disrupter in mortgage industry.
• Tinman AI platform has scaled with some of the largest names in consumer finance, mortgage and AI. Further growth from partner volume penetration coming in next 6 quarters. Land and expand strategy bearing fruit.
• Investments in AI, in distribution diversification, in unique and innovative solutions like Home Card, Token Backed Mortgage, Betsy AI are entering payoff and scale stage. If it wasn't for the Iran Conflict impacting application flow and conversion rates, business would already be cash flow positive over $5 MM per month.
• Fixing a broken $2-$4.5 trillion industry takes time. The prize is well worth it. We have made amazing progress in the last 2 ½ years since going public. Lets us continue with the team that has made it happen.
BETR | Two Years of Progress

2 1 524

You reposted



Luke @lukestocks0101 · 17h

$BETR

Better

Better Home & Finance Holding ...

BETR **$13.85** -5.07%





Interest rates have risen significantly since Q1 2026 due to Iran Conflict
Freddie Mac Primary Mortgage Market Survey (PMMS), weekly 30-year fixed rate (Jan-Jul 2026)
6.60%
6.50%
6.40%
6.30%
6.20%
6.10%
6.00%
5.90%
Jan
Feb
Mar
Apr
May
Jun
Jul
6.7%
High / Latest
6.41%
Q2 Average
6.11%
Q1 Average
5.98%
Low

1

230

You reposted



Luke @lukestocks0101 · 17h

$BETR

Better Home & Finance Holding ...
BETR **$13.85** -5.07%




BETR
BETR
Q2 2026 Progress
BETR | Two Years of Progress

1

188

You reposted



Luke @lukestocks0101 · 17h

$BETR

Better

Better Home & Finance Holding ...

BETR **$13.85** -5.07%



Partnership Developments

Better has aggressively diversified its distribution channels beyond direct-to-consumer (D2C), focusing on high-margin platform channel and "Powered by Better" licensing

New Partnerships

stripe	credit karma	coinbase	OpenAI	Finance of America Mortgage	Top Five U.S Non-Bank Mortgage Originator	NEO Home Loans powered by Better	Bank/Major Fintech Partner
Capital Markets	*Software / Fulfillment / Capital Markets / Sales / Compliance*	*Capital Markets*	*Software*	*Software / Fulfillment*	*Software / Fulfillment*	*Software / Capital Markets / Compliance*	*Software/Fulfillment*
• Better HOME card allows funds to be spendable the moment a HELOC is funded • Virtual card available at funding • 1% cash back; a first for a HELOC product • Available to all approved Better HELOC customers Summer 2026	• Ramping volume across member base • Over 50 million customers • Mortgage broker-in-a-box • No upfront CAC spend • Tinman manifests offers through CK's app	• Launched the first Fannie Mae-eligible mortgage program allowing borrowers to pledge BTC or USDC as down payment collateral • Fannie Mae can purchase these loans like any other conforming mortgage	• Underwriting compressed <3 minutes • Launched ChatGPT for mortgages	• Live and scaling; integrating HELOC flow into reverse mortgage platform • Launching the first HELOC and HELOAN offerings to their customers • Partner to implement their own version custom of Betsy, eventually move all product offerings to Tinman	• Live and scaling in D2C division • Initially focusing on HELOCs & HELOANS with opportunities to expand • Fully integrating Tinman into partner's CRM to mine over $300B MSR bank	• Scaled and growing retail footprint • $2.9B run-rate at Q12026, up from $1.5B initially • Enabling in-market loan officers to scale efficiently using the Tinman platform • Sales cost per funded loan decreased 23% since beginning of partnership	• Mortgage-in-a-box software and fulfillment solution • Onboarding onto Tinman to power entire mortgage platform play across HELOC and Mortgage • Charged on a per-funded loan basis

Source: Better Home & Finance public filings

8

2 3 327

You reposted



Luke @lukestocks0101 · 17h

$BETR

Better Home & Finance Holding ...
BETR **$13.85** -5.07%




...and Expanding Contribution Margins
Improving economics at Better are coming from scale as well as improving marginal loan production costs which have come down ~12% in the last 5 quarters
Expenses per fund (D2C Channel)
CAC (excl. brand)
Sales Labor Costs
Ops Labor Costs
Data Costs
$6,733
$1,200
$1,268
$1,659
$2,606
$6,822
$831
$961
$1,532
$3,498
$6,492
$831
$854
$1,656
$3,151
$6,128
$831
$856
$1,567
$2,874
$5,915
$831
$719
$1,532
$2,833
Management expects contribution margins in the partnership channel to be in line with the D2C channel: lower revenue and costs per funded loan
Source: Better Home & Finance Q1 2026 Earnings Presentation
20

	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26
Total Mortgage Revenue per fund	$7,233	$7,886	$8,268	$8,398	$8,211
Total Variable Costs per fund	$6,733	$6,822	$6,492	$6,128	$5,915
Contribution Margin per fund	**$500**	**$1,064**	**$1,772**	**$2,270**	**$2,296**
Contribution Margin (%)	**6.9%**	**13.5%**	**21.5%**	**27.0%**	**28.0%**

1 3 350

You reposted

Luke @lukestocks0101 · 17h

$BETR

Better Home & Finance Holding ...
BETR **$13.85** -5.07%





...While Meaningfully Improving its Costs...
The company has effectively halved its operating expenses as a % of funded loan volume in two years and is on the glidepath to fully spreading fixed technology over sufficient funded volume
Funded Loan Volume & Total Operating Expenses
Operating Expenses % of Funded Loan Volume
Adj. Operating Expenses¹
Funded Loan Volume
10.7%
7.4%
7.9%
7.0%
8.7%
6.0%
6.0%
5.4%
4.5%
4.5%
$71M
$661M
$71M
$962M
$82M
$1,035M
$65M
$936M
$75M
$868M
$73M
$1,205M
$72M
$1,210M
$76M
$1,461M
$75M
$1,645M
$76M
$1,667M
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26²
Q2'26²
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Luke @lukestocks0101 · 17h

$BETR

Better Home & Finance Holding ...
BETR **$13.85** -5.07%





BETR
BETR
2024-2026
AI Business Transformation Review
BETR | Two Years of Progress

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You reposted



Luke @lukestocks0101 · 17h

$BETR

Better

Better Home & Finance Holding ...
BETR **$13.85** -5.07%



Despite the challenging macro backdrop (high rates, low applications) the Company achieved improving financial trends in Q2'26 through increased distribution partnerships and AI enhancements

▲ 14% Increase in Loan Units (incl. HELOCs/CES) QoQ
▲ 15% Increase in Revenue (incl. HELOCs / CES) QoQ
▲ 26% Increase in Adj. EBITDA QoQ

($ in millions)	Q1 2026	Q2 2026	Better / (Worse)	
Avg. 30-year rate	6.11%	6.41%	*(30.5 bps)*	▼
Avg. MBA Application Index	340.2	278.8	(18.1%)	▼
Total Loan Units	5,017	5,725	14.1%	▲
HELOC Units	1,496	2,146	43.4%	▲
Loan Units Ex. HELOCs & CES	3,521	3,579	1.6%	▲
Total Loan Volume	$1,645	$1,667	1.4%	▲
HELOC Loan Volume	$204	$295	44.7%	▲
Loan Volume Ex. HELOCs & CES	$1,441	$1,373	(4.7%)	▼
Revenue	$47.5	$54.7	15.2%	▲
Adj. EBITDA [(1)]	($18.8)	($14.0)	25.7%	▲

Note: MBA Mortgage Application Index does not include HELOC applications.
(1) Adj. EBITDA includes a $6.2M TRID reserve release on loans made prior to June 2022. Excl. the TRID reversal, Adj. EBITDA would have been ($20.2M).

7

1 275

You reposted

Luke @lukestocks0101 · 17h

$BETR

Better Home & Finance Holding ...
BETR **$13.85** -5.07%


BETR
BETR
Progress since going public

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You reposted

Luke @lukestocks0101 · 17h

$BETR

Better Home & Finance Holding ...
BETR **$13.85** -5.07%



Better has grown its loan volume and revenues 2.5x since public listing...
Better's funded loan growth over the last 2 ½ years is translating into net revenue expansion
Funded Loan Volume by Category
Purchase
Refinance
HELOC
$661
$961
$1,035
$937
$868
$1,205
$1,210
$1,461
$1,645
$1,667
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26
2.5x since Q1 2024
Net Revenue
% of Funded Loan Volume
Net Revenue
3.2%
3.3%
2.7%
2.6%
3.6%
3.5%
3.4%
2.9%
2.9%
3.3%
$21M
$31M
$28M
$24M
$31M
$42M
$42M
$42M
$47M
$55M
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26
2.6x since Q1 2024
Gain on loans, net
Other revenue
Net interest income

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